Exhibit 3.1

AMENDMENT NO. 1 TO THE BYLAWS

OF

THARIMMUNE, INC.

a Delaware Corporation

Pursuant to the resolutions of the Board of Directors (the “Board”) of Tharimmune, Inc., a Delaware corporation (the “Corporation”) adopted on March 7, 2024 and in accordance with the authority provided to the directors pursuant to Article IX of the Company’s Bylaws (the “Bylaws”):

1. Article II, Section 2.6 of the Bylaws is amended and restated in its entirety as follows as of March 7, 2024 (the “Effective Time”):

“Section 2.6. Quorum. Unless otherwise provided by law, the certificate of incorporation or these Bylaws, the holders of thirty-three and one-third percent (33 and 1/3%) in voting power of the stock issued and outstanding and entitled to vote, present in person, or by remote communication, if applicable, or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. If, however, a quorum is not present or represented at any meeting of the stockholders, then either (i) the chairperson of the meeting or (ii) a majority in voting power of the stockholders entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, shall have power to adjourn the meeting to another place (if any), date or time.”

C E R T I F I C A T E O F S E C R E T A R Y

I, the undersigned, do hereby certify:

1. That I am the duly elected and acting secretary of Tharimune, Inc., a Delaware corporation; and

2. That the foregoing Amendment No. 1 to the Bylaws, was duly adopted by the Board of Directors of said Company on March 7, 2024.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of said Company as of March 7, 2024.

/s/ Randy Milby
Randy Milby